

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 28, 2016

<u>Via E-mail</u>
Ms. Luisa Ingargiola
Chief Financial Officer,
  Secretary and Director
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re: MagneGas Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-35586**

Dear Ms. Ingargiola:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Statements of Operations, page F-4

1.   We note your presentation of "Stock Compensation" and "Stocks issued to pay for services." Please revise the statement in future filings, including any amendments, to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to our guidance provided in SAB Topic 14F.

Item 9A. Controls and Procedures, page 23

2.   Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2015 considering that your internal control over financial reporting was not effective as of the same date. Describe to us each material weakness you identified in your internal control over financial reporting and explain why each did not impact the effectiveness of your disclosure controls and procedures.

3.   As a related matter, please amend the filing to address the following:

- Revise to identify the framework used in your assessment of internal control over financial reporting (e.g., the COSO 2013 Framework), as required by Item 308(a)(2) of Regulation S-K; and
- Revise to disclose any material weaknesses in your internal control over financial reporting identified by management, as required by Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery